Jeffrey M. Jones

jjones@djplaw.com

801-415-3000

August 24, 2005

TELECOPIED TO: (202) 942-9544

AND VIA EDGAR

AND VIA FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4-7

Washington, D.C. 20549

Attention:

Mark P. Shuman, Branch Chief - Legal

Hugh Fuller

Re:

Fonix Corporation

Registration Statement on Form S-1

Filed July 28, 2005

File No. 333-126995

Dear Messrs. Shuman and Fuller:

We refer you to the letter of the staff of the Commission (the “Staff”) dated August 18, 2005 (the  “Comment Letter”), with regard to the registration statement (the "Registration Statement") referenced above filed by Fonix Corporation, a Delaware corporation (“Fonix” or the “Company”).  This letter is directed to you on behalf of the Company and contains its responses to the Staff’s comment set forth in the Comment Letter.

We have provided with the hard copy of this letter two clean copies of the Amendment No. 1 to the Registration Statement, as well as two redlined copies to show the changes made.

Additionally for your convenience, the Staff's comment from the Comment Letter have been restated below and are followed by the Company’s responses.

Registration statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 29

Selected Financial Data, page 49

Financial Statements

1.

Please revise to provide financial information that conforms to the requirements of Section 3-12 of Regulation S-X.  Also, please update such other portions of the prospectus as needed to include the information for the period ended June 30, 2005.

Response to Comment 1

The Company has revised the registration statement and prospectus to include information for the period ended June 30, 2005, and has included interim financial statements for the period ended June 30, 2005, as requested.

Conclusion

Effectiveness of this Registration Statement is critical to the Company.  As such, the Company respectfully requests the Staff to review this response letter as quickly as possible, with a view to the Commission allowing the registration statement to go effective as early as August 29, 2005.  The Company will file a formal request for acceleration of effectiveness upon confirmation from the Staff that no further revisions to the registration statement are required.

Please contact the undersigned (801-415-3031) or Park Lloyd of this office (801-415-3056) with any additional questions or comments.

Respectfully,

DURHAM JONES & PINEGAR

/s/ Jeffrey M. Jones

Jeffrey M. Jones, Esq.